Healthcare Triangle, Inc.
4309 Hacienda Dr., Suite 150
Pleasanton, CA 94588

October 6, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Anna Abramson

Re: Healthcare Triangle, Inc.
Registration Statement on Form S-1, as amended
File No. 333- 259180

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 4, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Wednesday, October 6, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very Truly Yours,

By: /s/ Suresh Venkatachari
Name: Suresh Venkatachari
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP